UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-08779

REPORT FOR PERIOD

July 1, 2004 to September 30, 2004

PURSUANT TO RULE 24

HOLDING COMPANY ACT RELEASE NO. 35-27062

In the matter of

AEP ENERGY SERVICES, INC.

AEP Energy Services, Inc. did not form any new Canadian subsidiaries during the quarter ended September 30, 2004.

SIGNATURE

The other information required to be reported under HCAR No. 35-27062 is included in the Form U9C3 report of AEP Energy Services, Inc. for the quarter ended September 30, 2004.

November 8, 2004

/s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
AEP Service Corporation